

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response..... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68064 |

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquid Capital Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**71 South Wacker Drive, Suite 2100**
(No. and Street)

| **Chicago** | **Illinois** | **60606** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Christopher I. Mates** **312 345-2100**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGladrey & Pullen, LLP**
(Name – *if individual, state last, first, middle name*)

| **One South Wacker, Suite 800** | **Chicago** | **Illinois** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christopher I. Mates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Chief Executive Officer

Title

Notary Public


OFFICIAL SEAL
CAROLYN C. PROSTKA
Notary Public - State of Illinois
My Commission Expires Jul 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**



## Independent Auditor's Report

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Liquid Capital Securities, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquid Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

**Liquid Capital Securities, LLC**

**Statement of Financial Condition**
**December 31, 2011**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,341,051 |
| Receivable from clearing broker | | 51,795 |
| Due from affiliate | | 41,325 |
| Furniture, equipment and leasehold improvements, at cost, $376,994 less accumulated depreciation and amortization of $275,054 | | 101,940 |
| **Total assets** | $ | 1,536,111 |
| **Liabilities and Members' Deficit** | | |
| Liabilities | | |
| Due to affiliates | $ | 769,889 |
| Accounts payable and accrued expenses | | 166,562 |
| Lease termination liability | | 159,773 |
| | | 1,096,224 |
| Liabilities subordinated to claims of general creditors | | 1,080,000 |
| Members' deficit | | (640,113) |
| **Total liabilities and members' deficit** | $ | 1,536,111 |

See Notes to Statement of Financial Condition.

### Note 1. Organization and Nature of Business

Liquid Capital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an Introducing Broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was organized as a limited liability company on July 23, 2007, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. On May 7, 2009, the Company was accepted as a member of FINRA.

The Company has suffered recurring losses and negative cash flows from operations during 2011, which has raised substantial doubt about the entity's ability to continue as a going concern. On February 4, 2011, the Company ceased its business of providing execution services for institutional clients including other broker-dealers. The Company's management intends to restructure the main operations of the execution-only business in its Chicago headquarters. The members intend to contribute additional capital and extend the existing subordinated borrowing agreements if deemed necessary to continue operations.

### Note 2. Summary of Significant Accounting Policies

**Accounting policies**: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation limit. However, the Company does not believe it is exposed to significant credit risk.

**Fair value of financial instruments**: Financial instrument transactions are recorded on trade date and reflected at fair value.

**Furniture, equipment and leasehold improvements**: Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over an estimated useful life of two years. Furniture is depreciated using the straight-line method over an estimated useful life of four years and leasehold improvements are amortized using the straight-line method over shorter of the life of the lease or an estimated useful life of four years.

## Note 2. Summary of Significant Accounting Policies (Continued)

**Interest**: Interest income is recognized on an accrual basis.

**Foreign exchange translation**: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at month-end rates.

**Income taxes**: The Company is a limited liability company and not subject to federal income tax. The members individually are responsible for their allocable portion of taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions at December 31, 2011.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

## Note 3. Receivable from Clearing Broker

Receivable from clearing broker represents cash of $51,795, $50,000 of which is required to be maintained in accordance with the Company's clearing broker agreement.

## Note 4. Furniture, Equipment and Leasehold Improvements

At December 31, 2011, furniture, equipment and leasehold improvements consisted of furniture and fixtures with a net book value of $7,670, computer equipment with a net book value of $18,555 and leasehold improvements with a net book value of $75,715.

## Note 5. Liabilities Subordinated to Claims of General Creditors

The Company has two subordinated borrowing agreements with the two Members in the aggregate original amount of $1,000,000. The subordinated borrowings bear interest at 3 percent and are scheduled to mature on April 30, 2013. As of December 31, 2011, interest payable totaling $80,000 is included in the outstanding balance of liabilities subordinated to claims of general creditors.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule and qualify as equity capital up to one year before the scheduled maturity date (currently April 30, 2012), as such term is defined for regulatory purposes. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 8).

**Note 6. Related-Party Transactions**

For the year ended December 31, 2011, pursuant to the Administrative Services Agreement, entities affiliated by common ownership provided compliance, middle-office and back-office services to the Company.

The Company was also charged for various supplier expenses paid on behalf of the Company by the affiliated entities.

As of December 31, 2011, the Company owed the following amounts to entities affiliated by common ownership, which is included in due to affiliates on the statement of financial condition:

| | | |
|---|---|---|
| Liquid Capital Markets Ltd. | $ | 111,730 |
| Liquid Capital Securities Ltd. | | 2,344 |
| Liquid Capital Ltd. | | 655,815 |
| Total | $ | 769,889 |

Liquid Capital Markets, LLC (LCM), an affiliated entity by common ownership, shares salary expenses with the Company. As of December 31, 2011, $41,325 was owed to the Company for such expenses and included in due from affiliate on the statement of financial condition. LCM also guarantees the Company up to $2,500,000 of any potential customer claims.

**Note 7. Commitments, Contingencies and Subsequent Events**

The Company rents office space under a sub-lease agreement that became effective on July 16, 2009, and expires on August 15, 2015. Minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

| | | |
|---|---|---|
| 2012 | $ | 357,851 |
| 2013 | | 366,495 |
| 2014 | | 366,495 |
| 2015 | | 183,248 |
| | $ | 1,274,089 |

During the year, the Company vacated its New York office space as it ceased its operations. As a result, the Company recorded a lease termination liability of $159,773, which is comprised of the net present value of the differential between the lease payments required to be made by the Company of $1,274,089, the sub-rentals estimated to be received of $968,100, and write-off of deferred rent and other payables related to the lease of $146,215. This significant estimate could change by material amounts in the short term.

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $207,738, which expires on June 30, 2012. Cash at bank of $208,963 collateralizes the letter of credit. Subsequent to year-end, the letter of credit was reduced to $103,869.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

### Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirement under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2011, the Company had net capital and net capital requirements of $247,432 and $73,082, respectively. The Company's ratio of aggregate indebtedness to capital was 4.43 to 1.

### Note 9. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, and has determined that there are no subsequent events that require disclosure other than disclosed elsewhere.



## Independent Auditor's Report on Internal Control

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Liquid Capital Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

As of December 31, 2011, the Company had a material inadequacy in internal control related to regulatory net capital compliance. The Company improperly categorized a non-allowable asset as an allowable asset, resulting in net capital deficiencies at various times through October 14, 2011. In addition, the Company did not properly recognize a liability for vacated office space. This resulted in material misstatement of the Company's financial statements. The Company has properly recorded the liability as of December 31, 2011. On February 17, 2012, Management filed a notice pursuant to Rule 17a-11. Management has informed us that the Company has been in compliance with the net capital requirements since October 14, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

# Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.